EXHIBIT 12.2

SARA LEE CORPORATION AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

And Preferred Stock Dividend Requirements

(in millions, except ratios)

	Thirty-Nine Weeks Ended
	March 29, 2003(1)	March 30, 2002(2)

Fixed charges and preferred stock dividend requirements:
Interest expense	$205	$224
Interest portion of rental expense	46	46

Total fixed charges before capitalized interest, preferred stock dividend requirements and preference security dividends	251	270
Preference security dividends of consolidated subsidiaries	13	16
Capitalized interest	8	4
Preferred stock dividend requirements(3)	12	13

Total fixed charges and preferred stock dividend requirements	$284	$303

Earnings available for fixed charges and preferred stock dividend requirements:
Income before income taxes	$1,126	$755
Less undistributed income in minority-owned companies	5	(4)
Add minority interest in majority-owned subsidiaries	12	14
Add amortization of capitalized interest	17	18
Add fixed charges before capitalized interest, preferred stock dividend requirements and preference security dividends	251	270

Total earnings available for fixed charges and preferred stock dividend requirements	$1,411	$1,053

Ratio of earnings to fixed charges and preferred stock dividend requirements	5.0	3.5

(1)	During the first nine months of fiscal 2003, the Corporation recorded a pretax credit of $13 million in connection with the reversal of certain exit activities and business dispositions and a charge for certain exit activities in the Bakery segment.
(2)	During the first nine months of fiscal 2002, the Corporation recorded a pretax charge of $183 million in connection with certain exit activities and business dispositions.
(3)	Preferred stock dividends in the computation have been increased to an amount representing the pretax earnings that would have been required to cover such dividends.

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